

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2020

J. Milton Childress
Executive Vice President and Chief Financial Officer
ENPRO INDUSTRIES, INC.
5605 Carnegie Blvd, Suite 500
Charlotte, NC 28209

Re: ENPRO INDUSTRIES, INC.
Form 8-K filed December 13, 2019
Exhibit No. 2.1
File No. 001-31225

Dear Mr. Childress:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance